                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            LOGAN INTERNATIONAL CORP.
________________________________________________________________________________
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
________________________________________________________________________________
                         (Title of Class of Securities)

                                   54100P 10 0
________________________________________________________________________________
                                 (CUSIP Number)

        H.S. Sangra, Suite 1900, 700 West Georgia Street, Vancouver, B.C.
                                 V7Y 1G5 Canada
                            Telephone (604) 662 8808

________________________________________________________________________________
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 27, 1996
________________________________________________________________________________
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

            Check the following box if a fee is being paid with this statement [X].


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CUSIP No.    54100P 10 0

1)   Names of Reporting Persons/S.S. or  I.R.S. Identification Nos. of Above
     Persons

     ARBATAX INTERNATIONAL INC. (formerly named "Nalcap Holdings Inc.")


2)   Check the Appropriate Row if a Member of a Group

     (a)
     (b)

3)   SEC Use Only

4)   Source of Funds   WC

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e)


6)   Citizenship or Place of Organization      CANADA

     Number of           (7)  Sole Voting Power          3,300,695
     Shares Bene-
     ficially            (8)  Shared Voting Power        0
     Owned by
     Each Reporting      (9)  Sole Dispositive Power     3,300,695
     Person
     With                (10) Shared Dispositive Power   0


11)  Aggregate Amount Beneficially Owned by Each Reporting Person      3,300,695

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13)  Percent of Class Represented by Amount in Row (11)      49.9%

14)  Type of Reporting Person                                CO


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ITEM 1. SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of Logan International Corp. ("Logan"), a Washington corporation, having a principal executive office at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed on behalf of Arbatax International Inc. ("Arbatax"). Arbatax is a corporation organized under the laws of Canada, operates in the financial services and resource segments, and has a principal business and office address at Brandschenke Strasse 64, 8002, Zurich, Switzerland.

The following table lists the name, residence or business address, principal occupation and citizenship of the executive officers and directors of Arbatax.


          NAME                  RESIDENCE OR BUSINESS              PRINCIPAL           CITIZENSHIP
                                      ADDRESS                      OCCUPATION
- ----------------------------------------------------------------------------------------------------------
Michael J. Smith           Suite 1250, 400 Burrard Street,    Director, President        Canadian
                           Vancouver, B.C., V6C 3A6,          and Chief Executive
                           Canada                             Officer of Arbatax;
                                                              Director, President
                                                              and Chief Executive
                                                              Officer of CVD
                                                              Financial Corporation
                                                              ("CVD"); Director of
                                                              Ballinger Corporation;
                                                              Executive Vice-President,
                                                              Chief Financial Officer,
                                                              Secretary and Trustee
                                                              of Mercer
                                                              International Inc.
- ----------------------------------------------------------------------------------------------------------
Jimmy S.H. Lee             Brandschenke Strasse 64, 8002      Director and Chairman of   Canadian
                           Zurich, Switzerland                the Board of Arbatax;
                                                              Chairman, President and
                                                              Trustee of Mercer
                                                              International Inc.
- ----------------------------------------------------------------------------------------------------------
Roy Zanatta                Suite 1250, 400 Burrard Street,    Secretary and Vice-        Canadian
                           Vancouver, B.C., V6C 3A6,          President of CVD;
                           Canada                             Secretary of Arbatax
- ----------------------------------------------------------------------------------------------------------
Key-Choun Yang             5, Dangju-dong, Chongno-gu,        Director of Arbatax;       Korean
                           Seoul, Korea                       Senior Advisor, Daewoo
                                                              Securities Co. Ltd.;
                                                              Senior Advisor, Dongsea
                                                              Securities Co. Ltd.
- ----------------------------------------------------------------------------------------------------------
Julius Mallin              256 Jarvis Street, Apt. 8D,        Director of Arbatax;       Canadian
                           Toronto, Ontario, M5B 2J4,         Retired Businessman
                           Canada
- ----------------------------------------------------------------------------------------------------------

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
- ----------------------------------------------------------------------------------------------------------
Oq-Hyun Chin               3,4 Floor, Kyung Am Bldg.,         Director of Arbatax;       Korean
                           831028 Yeoksam-Dong, Kangnam-      Business Advisor, The
                           Ku, Seoul, Korea                   Art Group Architects &
                                                              Engineers Ltd.
- ----------------------------------------------------------------------------------------------------------

During the last five years, neither Arbatax, nor to the knowledge of Arbatax any of the above-mentioned executive officers and/or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Arbatax has paid an aggregate of $1,287,386 (U.S.) for 2,384,029 shares of common stock in the capital of Logan. The purchase price was paid out of Arbatax's cash reserves.

ITEM 4. PURPOSE OF TRANSACTION.

Arbatax has acquired the shares of Logan for investment purposes. At this time, neither Arbatax, nor to the knowledge of Arbatax any of its directors and/or executive officers identified in Item 2 above, have any intention of acquiring additional shares of Logan, although Arbatax reserves the right to make additional purchases on the open market and in private transactions and from treasury. Neither Arbatax, nor to the knowledge of Arbatax any of its directors and/or executive officers identified in Item 2 above, have any present intention, arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13G dated January 26,1996 filed by Arbatax, Arbatax was the beneficial holder of 916,666 shares of common stock of Logan. Pursuant to agreements dated for reference June 20, 1996, Arbatax agreed to purchase an aggregate of 2,384,029 shares of common stock in the capital of Logan for $0.54 (U.S.) per share or an aggregate purchase price of $1,287,386 (U.S.), and, as a result, became the beneficial owner of same on June 27, 1996. Arbatax has the sole power to direct the vote and disposition of a total of 3,300,695 shares, which represent 49.9% of the issued and outstanding common stock of Logan.

Mr. Smith and Mr. Lee are each deemed to be a beneficial owner of approximately 153,333 shares (2.3%) of common stock of Logan, pursuant to unexercised stock options. Mr. Zanatta is deemed to be the beneficial owner of approximately 113,333 shares (1.7%) of common stock of Logan, pursuant to unexercised stock options.

To the knowledge of Arbatax, none of its directors and/or executive officers identified in Item 2 have any power to vote or dispose of any shares of common stock of Logan, nor did they or Arbatax effect any transactions in such shares during the past 60 days, except as disclosed herein.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER.

The description of the transactions described in Item 5 above is qualified in its entirety by reference to Exhibits 1 and 2, which contain the text of the agreements and are incorporated herein by reference.

As disclosed in Item 5 above, Mr. Smith, Mr. Lee and Mr. Zanatta currently hold stock options entitling them to purchase shares of common stock of Logan. Set forth as Exhibits 3, 4 and 5 are copies of their respective stock option agreements, which are incorporated herein by reference. The exercise price of these options was repriced to $0.75(U.S.) by the compensation committee of Logan on March 12, 1996.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit Number                            Description
  --------------                            -----------

       1 Purchase Agreement between Arbatax International Inc. and MedNet International Ltd. dated for reference June 20, 1996

       2              Purchase Agreement among Arbatax International Inc., L.
                      Elderkin, J. & S. Mitchell, R. Elderkin, D. & J. Jefferey,
                      E. Ford, G. Elderkin, Gee Family Trust, C. Hynn, Stanford Investment Group and E.H. & P. dated for reference June 20, 1996

       3 Stock Option Agreement between Michael J. Smith and Logan International Corp. (formerly named "Ballinger Corporation") dated January 11, 1995

       4 Stock Option Agreement between Jimmy S.H. Lee and Logan International Corp. (formerly named "Ballinger Corporation") dated January 11, 1995

       5 Stock Option Agreement between Roy Zanatta and Logan International Corp. (formerly named "Ballinger Corporation") dated January 11, 1995


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 27, 1996
                                           -------------------------------------
                                                         (Date)

                                           ARBATAX INTERNATIONAL INC.

                                           By:   /s/ Michael J. Smith
                                           -------------------------------------
                                                        (Signature)

                                                 Michael J. Smith, President
                                           -------------------------------------
                                                      (Name and Title)


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                                  EXHIBIT INDEX

 Exhibit Number                         Description
 --------------                         -----------

       1 Purchase Agreement between Arbatax International Inc. and MedNet International Ltd. dated for reference June 20, 1996

       2              Purchase Agreement among Arbatax International Inc., L.
                      Elderkin, J. & S. Mitchell, R. Elderkin, D. & J. Jefferey,
                      E. Ford, G. Elderkin, Gee Family Trust, C. Hynn, Stanford Investment Group and E.H. & P. dated for reference June 20, 1996

       3 Stock Option Agreement between Michael J. Smith and Logan International Corp. (formerly named "Ballinger Corporation") dated January 11, 1995

       4 Stock Option Agreement between Jimmy S.H. Lee and Logan International Corp. (formerly named "Ballinger Corporation") dated January 11, 1995

       5 Stock Option Agreement between Roy Zanatta and Logan International Corp. (formerly named "Ballinger Corporation") dated January 11, 1995